August 17, 2005

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re:               NeoMedia Technologies, Inc.
                  Amendment No. 1 to Registration Statement on Form S-3 Filed July 18, 2005
                  File No. 333-125239

Dear Ms. Jacobs:

      This letter has been prepared in response to your request for NeoMedia Technologies, Inc. (the "Company") to respond to the staff's comments in the letter dated August 5, 2005 with respect to the Registration Statement on Form S-3 filed May 25, 2005 by NeoMedia Technologies, Inc.

Selling Stockholders, page 15

COMMENT 1.        We refer you to comment 5 of our letter dated June 24, 2005.
                  Please expand your disclosure to describe the material terms of the Escrow Agreement. Additionally, please expand the description of the warrant issued to Cornell Capital for 50,000,000 shares, to describe the provisions of Section 2(a) of such warrant, which allows the company to force conversion of the warrant if the shares are covered by a registration statement and your stock is trading at over $.30/share.

RESPONSE:         We have expanded the disclosure as requested.

United States Securities And Exchange Commission
August 17, 2005
Page 2

Exhibits

COMMENT 2.        We note that you have filed only two of several promissory notes between the company and Cornell Capital, and that you have filed the First Agreement and Amendment to Consulting
                  Agreement without filing the original consulting agreement.
                  Please ensure that your next amendment lists the additional documents as exhibits or advise.

RESPONSE:         We have revised the exhibit index and added the appropriate exhibits.

Very truly yours,


/S/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director